December 20, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Corporation Finance

Re:

Amendment No. 2 Submitted December 20, 2021 to

Constellation Energy Corporation Registration Statement on Form 10-12B
Submitted December 8, 2021, as previously amended by Amendment No. 1 Submitted December 15, 2021 and
Originally Submitted Confidentially on July 26, 2021, as amended by
Amendment No. 1 to Draft Registration Statement Submitted September 14, 2021, as further amended by
Amendment No. 2 to Draft Registration Statement Submitted October 21, 2021, as further amended by
Amendment No. 3 to Draft Registration Statement Submitted November 12, 2021

Ladies and Gentlemen:

We are writing in response to the comment contained in the Staff’s letter dated December 20, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form 10-12B submitted by Constellation Energy Corporation (“Constellation” or the “Company”) on December 15, 2021 (the “Form 10”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter along with the Company’s response.

Dividend Policy, page 46

1.	We note your response to prior comments 1 and 3, and reissue in part. Your response to prior comment 3 states that the form of credit agreement reflects deletions of several covenants (including a previous covenant restricting distributions). However, Section 6.04 of your form of credit agreement filed as Exhibit 10.8 refers to restrictions and conditions to pay dividends or other distributions identified on Schedule 6.04. Please file a copy of Schedule 6.04 with your form of credit agreement filed as Exhibit 10.8 and revise your disclosures regarding these restrictions and conditions accordingly.

Company Response:

We have refiled the Credit Agreement (Exhibit 10.8) with Schedule 6.04 attached. As you will see, the Schedule says “None.” Consequently, we do not believe changes are needed to the existing description of the Credit Agreement under “Description of Certain Indebtedness – Revolving Credit Facility” as no restrictive agreements or arrangements are identified in that Schedule.

If you have any questions regarding the Registration Statement or the foregoing, please contact Richard W. Astle or Tiffany Chan at Sidley Austin LLP at (312) 853-7270 (rastle@sidley.com) or (312) 853-7602 (tiffany.chan@sidley.com), respectively, or Brian Buck at Exelon Corporation at (202) 250-1934 (Brian.Buck@exeloncorp.com).

U.S. Securities and Exchange Commission

December 20, 2021

Very truly yours,

/s/ Carter C. Culver
Name: Carter C. Culver
Title: Assistant Secretary

Enclosure

cc:	Richard W. Astle, Sidley Austin LLP
Tiffany Chan, Sidley Austin LLP
Brian Buck, Exelon Corporation